UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

KEY TECHNOLOGY, INC.

(Name of Subject Company)

KEY TECHNOLOGY, INC.

(Name of Person Filing)

Common Stock, No Par Value

(Title Class of Securities)

493143101

(CUSIP Number of Class of Securities)

John J. Ehren

Chief Executive Officer

Key Technology, Inc.

150 Avery Street

Walla Walla, Washington 99362

(509) 529-2161

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of the persons filing statement)

With Copies to:

Ronald L. Greenman

Thomas P. Palmer

Tonkon Torp LLP

1600 Pioneer Tower

888 SW Fifth Avenue

Portland, Oregon 97204

Telephone: (503) 221-1440

Telecopy: (503) 972-3706

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Key Technology, Inc., an Oregon corporation (“Key Technology”), with the Securities and Exchange Commission (the “SEC”) on February 8, 2018 (together with any subsequent amendments and supplements thereto, including this Amendment, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Cascade Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Duravant LLC, a Delaware limited liability company (“Duravant”), for all of the outstanding shares of common stock, no par value (“Shares”), of Key Technology at a price per share of $26.75, net to the seller in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 8, 2018 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”, which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Duravant and Purchaser with the SEC on February 8, 2018.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following new section captioned “Certain Litigation” after the paragraph in the section captioned “Shareholder Approval Not Required”:

“Certain Litigation

On February 15, 2018, Adam Franchi filed a purported shareholder class action lawsuit concerning the completion of the Offer, the Merger and the other transactions contemplated by the Merger Agreement (the “Transactions”) against Key Technology, the directors of Key Technology, Duravant and Purchaser (the “Defendants”) in the United States District Court for the Eastern District of Washington at Richland. In the case, captioned Adam Franchi v. Key Technology, Inc., et al., Case No. 4:18-cv-5027, plaintiff alleges that Key Technology, the directors of Key Technology, Duravant and Purchaser violated federal securities laws by, among other things, failing to disclose certain material information in the Schedule 14D-9 with respect to Key Technology’s financial projections, the valuation analyses performed by Baird and purported conflicts of interest of Key Technology’s officers and directors. The complaint seeks, among other things, injunctive relief preventing the consummation of the Transactions; rescission of the Transactions or an award of rescissory damages in the event they are consummated; the filing with the SEC of a Schedule 14D-9 that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading; a declaratory judgment that the Defendants violated Sections 14(e), 14(d) and 20(a) of the Exchange Act, as well as Rule 14a-9 promulgated thereunder; and an award of plaintiff’s costs for the action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees.

The outcome of this litigation cannot be predicted with certainty; however, the Defendants believe that the lawsuit is without merit. Additional lawsuits arising out of or relating to the Merger Agreement or the Transactions may be filed in the future. If additional similar complaints are filed, absent new or different allegations that are material, Key Technology will not necessarily announce such additional filings.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 2018	KEY TECHNOLOGY, INC.

	By:	/s/ John J. Ehren
	Name:	John J. Ehren
	Title:	President and Chief Executive Officer